UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58961/November 17, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13229

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In the Matter of	:	
	:	
R2 MEDICAL SYSTEMS, INC.,	:	ORDER MAKING FINDINGS
RACHEL'S GOURMET SNACKS, INC.,	:	AND REVOKING REGISTRA-
RAIN CITY ENTERPRISES, INC.,	:	TIONS BY DEFAULT
RANGE PETROLEUM CORP.	:	
(n/k/a RANGE ENERGY, INC.), and	:	
RECORDLAB CORP.	:	

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 22, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 29, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired and no Answers have been received.

       By Order dated October 20, 2008, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies have been received to the Order to Show Cause, and the time for replying has expired. Accordingly, Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

       R2 Medical Systems, Inc. (R2) (CIK No. 885899), is a California corporation that was merged out of existence and located in Niles, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). R2 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 1994, which reported a net loss of $111,537 for the prior three months.

       Rachel's Gourmet Snacks, Inc. (Rachel's) (CIK No. 1107508), is an inactive Minnesota corporation located in Bloomington, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rachel's is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $2 million for the prior nine months.

Rain City Enterprises, Inc. (Rain City) (CIK No. 1126877), is a permanently-revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rain City is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on November 14, 2000, which reported a net loss of $485 since its October 6, 2000, inception.

Range Petroleum Corp. (n/k/a Range Energy, Inc.) (Range) (CIK No. 1080073) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Range is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2000, which reported a net loss of $1.24 million for the prior twelve months. As of September 19, 2008, the company's stock (symbol RNIYF) was traded on the over-the-counter markets.

RecordLab Corp. (RecordLab) (CIK No. 882692) is a terminated Washington corporation located in Canoga Park, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RecordLab is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of over $2.1 million for the prior three months.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of R2 Medical Systems, Inc., Rachel's Gourmet Snacks, Inc., Rain City Enterprises, Inc., Range Petroleum Corp. (n/k/a Range Energy, Inc.), and RecordLab Corp. are revoked.

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James T. Kelly
Administrative Law Judge